                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 10)

                         NORTH PITTSBURGH SYSTEMS, INC.
                         ------------------------------
                                (Name of Issuer)

                   Common Stock, par value $.15625 per share
                   -----------------------------------------
                         (Title of Class of Securities)

                                  661564-10-4
                                  -----------
                                 (CUSIP Number)

         Kirby J. Campbell, Vice President and Chief Financial Officer
                           Armstrong Utilities, Inc.

                              One Armstrong Place
                           Butler, Pennsylvania 16001
                                 (412) 283-0925
                                 --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 19, 1996
                               -----------------
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement.  [  ]

CUSIP No. 661564-10-4

1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of
         Above Persons

         Armstrong Utilities, Inc.  25-1092834

2)       Check the Appropriate Box if a Member of a Group (See
         Instructions)

         (a)
         (b)        X

3)       SEC Use Only

4)       Source of Funds (See Instructions) WC

5)       Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)

6)       Citizenship or Place of Organization Pennsylvania

Number of                   7)      Sole Voting Power 935,740
Shares
Beneficially                8)      Shared Voting Power
Owned by Each
Reporting                   9)      Sole Dispositive Power 935,740
Person With
                           10)      Shared Dispositive Power

11)      Aggregate Amount Beneficially Owned by Each Reporting
         Person   935,740

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)      Percent of Class Represented by Amount in Row (11) 6.22%

14)      Type of Reporting Person (See Instructions) CO

CUSIP No. 661564-10-4

1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of
         Above Persons

         Armstrong Holdings, Inc.  25-1563080

2)       Check the Appropriate Box if a Member of a Group (See
         Instructions)

         (a)
         (b)        X

3)       SEC Use Only

4)       Source of Funds (See Instructions) WC

5)       Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)

6)       Citizenship or Place of Organization Delaware

Number of                   7)       Sole Voting Power 297,996
Shares
Beneficially                8)       Shared Voting Power
Owned by Each
Reporting                   9)       Sole Dispositive Power 297,996
Person With
                           10)       Shared Dispositive Power

11)      Aggregate Amount Beneficially Owned by Each Reporting
         Person   297,996

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)      Percent of Class Represented by Amount in Row (11) 1.98%

14)      Type of Reporting Person (See Instructions) CO

CUSIP No. 661564-10-4

1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of
         Above Persons

         Jay L. Sedwick   ###-##-####

2)       Check the Appropriate Box if a Member of a Group (See
         Instructions)

         (a)
         (b)        X

3)       SEC Use Only

4)       Source of Funds (See Instructions) PF

5)       Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)

6)       Citizenship or Place of Organization USA

Number of                   7)      Sole Voting Power 2,122
Shares
Beneficially                8)      Shared Voting Power 1,264,774
Owned by Each
Reporting                   9)      Sole Dispositive Power 2,122
Person With
                           10)      Shared Dispositive Power 1,264,774

11)      Aggregate Amount Beneficially Owned by Each Reporting
         Person   1,266,896

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)      Percent of Class Represented by Amount in Row (11) 8.42%

14)      Type of Reporting Person (See Instructions) IN

CUSIP No. 661564-10-4

1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of
         Above Persons

         Linda L. Sedwick   ###-##-####

2)       Check the Appropriate Box if a Member of a Group (See
         Instructions)

         (a)
         (b)        X

3)       SEC Use Only

4)       Source of Funds (See Instructions) PF

5)       Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)

6)       Citizenship or Place of Organization USA

Number of                   7)      Sole Voting Power 25,640
Shares
Beneficially                8)      Shared Voting Power
Owned by Each
Reporting                   9)      Sole Dispositive Power 25,640
Person With
                           10)      Shared Dispositive Power

11)      Aggregate Amount Beneficially Owned by Each Reporting
         Person   25,640

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)      Percent of Class Represented by Amount in Row (11) 0.17%

14)      Type of Reporting Person (See Instructions) IN

CUSIP No. 661564-10-4

1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons

         Kirby J. Campbell   ###-##-####

2)       Check the Appropriate Box if a Member of a Group (See
         Instructions)

         (a)
         (b)        X

3)       SEC Use Only

4)       Source of Funds (See Instructions) PF

5)       Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)

6)       Citizenship or Place of Organization USA

Number of                   7)      Sole Voting Power
Shares
Beneficially                8)      Shared Voting Power 1,264,774
Owned by Each
Reporting                   9)      Sole Dispositive Power
Person With
                           10)      Shared Dispositive Power 1,264,774

11)      Aggregate Amount Beneficially Owned by Each Reporting
         Person   1,264,774

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)      Percent of Class Represented by Amount in Row (11) 8.41%

14)      Type of Reporting Person (See Instructions) IN

CUSIP No. 661564-10-4

1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons

         William C. Stewart   ###-##-####

2)       Check the Appropriate Box if a Member of a Group (See
         Instructions)

         (a)
         (b)        X

3)       SEC Use Only

4)       Source of Funds (See Instructions) PF

5)       Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)

6)       Citizenship or Place of Organization USA

Number of                   7)      Sole Voting Power 4,400
Shares
Beneficially                8)      Shared Voting Power 1,277,614
Owned by Each
Reporting                   9)      Sole Dispositive Power 4,400
Person With
                           10)      Shared Dispositive Power 1,277,614

11)      Aggregate Amount Beneficially Owned by Each Reporting
         Person   1,282,014

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)      Percent of Class Represented by Amount in Row (11) 8.49%

14)      Type of Reporting Person (See Instructions) IN

CUSIP No. 661564-10-4

1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons

         Gay O. Stewart   ###-##-####

2)       Check the Appropriate Box if a Member of a Group (See
         Instructions)

         (a)
         (b)        X

3)       SEC Use Only

4)       Source of Funds (See Instructions) PF

5)       Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)

6)       Citizenship or Place of Organization USA

Number of                   7)      Sole Voting Power
Shares
Beneficially                8)      Shared Voting Power 13,240
Owned by Each
Reporting                   9)      Sole Dispositive Power
Person With
                           10)      Shared Dispositive Power 13,240

11)      Aggregate Amount Beneficially Owned by Each Reporting
         Person   13,240

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)      Percent of Class Represented by Amount in Row (11)  less than 0.1%

14)      Type of Reporting Person (See Instructions) IN

CUSIP No. 661564-10-4

1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons

         Jud D. Stewart   ###-##-####

2)       Check the Appropriate Box if a Member of a Group (See
         Instructions)

         (a)
         (b)        X

3)       SEC Use Only

4)       Source of Funds (See Instructions) PF

5)       Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)

6)       Citizenship or Place of Organization USA

Number of                   7)      Sole Voting Power 200
Shares
Beneficially                8)      Shared Voting Power
Owned by Each
Reporting                   9)      Sole Dispositive Power 200
Person With
                           10)      Shared Dispositive Power

11)      Aggregate Amount Beneficially Owned by Each Reporting
         Person   200

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)      Percent of Class Represented by Amount in Row (11) less than 0.1%

14)      Type of Reporting Person (See Instructions) IN

CUSIP No. 661564-10-4

1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons

         Sedwick Foundation   25-6284774

2)       Check the Appropriate Box if a Member of a Group (See
         Instructions)

         (a)
         (b)        X

3)       SEC Use Only

4)       Source of Funds (See Instructions) OO

5)       Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)

6)       Citizenship or Place of Organization Pennsylvania

Number of                   7)      Sole Voting Power 30,638
Shares
Beneficially                8)      Shared Voting Power
Owned by Each
Reporting                   9)      Sole Dispositive Power 30,638
Person With
                           10)      Shared Dispositive Power

11)      Aggregate Amount Beneficially Owned by Each Reporting
         Person   30,638

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)      Percent of Class Represented by Amount in Row (11) 0.20%

14)      Type of Reporting Person (See Instructions) OO

                             INTRODUCTORY STATEMENT

     This Amendment No. 10 is being filed by the Reporting Persons identified in Item 2 hereof (collectively, the "Reporting Persons") for the purpose of (i) updating certain information set forth in Amendment No. 9 to Schedule 13D and
(ii) reporting a transfer of ownership of the Common Stock (as defined below) from one Reporting Person to another Reporting Person.

     Item 1. SECURITY AND ISSUER.

     This statement relates to shares of common stock, par value $.15625 per share, of North Pittsburgh Systems, Inc. (the "Issuer"), Gibsonia, Pennsylvania 15044 (hereinafter referred to as the "Common Stock"). All of the information herein relating to the Issuer's Common Stock reflects the Issuer's two-for-one stock split in May, 1996.

     Item 2. IDENTITY AND BACKGROUND.

     ARMSTRONG UTILITIES, INC. is a Pennsylvania corporation. Its principal business is cable television. The address of its principal business is One Armstrong Place, Butler, Pennsylvania 16001. The executive officers and directors of Armstrong Utilities, Inc. are as follows:

     Jay L. Sedwick            -      Chairman of the Board,
                                      President, CEO and Director
     William C. Stewart        -      Secretary, Executive Vice
                                      President, COO and Director
     Kirby J. Campbell         -      Executive Vice President, CFO,
                                      Treasurer and Director
     Dru A. Sedwick            -      Senior Vice President and
                                      Director


Armstrong Holdings, Inc., a Delaware corporation, owns 100% of the issued and outstanding capital stock of Armstrong Utilities, Inc. Information concerning the identity and background of the executive officers and directors of Armstrong Utilities, Inc. is set forth below in this Item 2 under the names of such persons.

     JUD, INCORPORATED is a Pennsylvania corporation that, as of the date of filing hereof, is in the process of voluntarily winding up its business activities in order to be dissolved. Its principal business is providing management services. The address of its principal business and of its principal office is One Armstrong Place, Butler, Pennsylvania 16001. The executive officers and directors of Jud, Incorporated are as follows:

     Jay L. Sedwick           -      President, CEO and Director
     William C. Stewart       -      Secretary and Director
     Kirby J. Campbell        -      Executive Vice President, CFO,
                                     Treasurer and Director
     Dru A. Sedwick           -      Senior Vice President and
                                     Director


Armstrong Holdings, Inc., a Delaware corporation, owns 100% of the issued and outstanding capital stock of Jud, Incorporated. Information concerning the identity and background of the executive officers and directors of Jud, Incorporated is set forth below in this Item 2 under the names of such persons.

     ARMSTRONG HOLDINGS, INC. is a Delaware corporation. Its principal business is acting as a holding company. The address of its executive offices is One Armstrong Place, Butler, Pennsylvania 16001. The executive officers and directors of Armstrong Holdings, Inc. are as follows:

     Jay L. Sedwick            -      Chairman, President, CEO and
                                      Director
     William C. Stewart        -      Secretary and Director
     Kirby J. Campbell         -      Executive Vice President,
                                      Treasurer and Director
     Dru A. Sedwick            -      Senior Vice President and
                                      Director


Information concerning the identity and background of the executive officers and directors of Armstrong Holdings, Inc. is set forth below in this Item 2 under the names of such persons.

     JAY L. SEDWICK AND LINDA L. SEDWICK, husband and wife, are citizens of the United States whose residence address is 443 Belmont Road, Butler, Pennsylvania 16001. Jay L. Sedwick's present principal occupation or employment is Chairman of the Board, President, Chief Executive Officer and Director of Armstrong Utilities, Inc., Butler, Pennsylvania, the principal business of which is providing cable television services to locations in Maryland, Ohio, Pennsylvania and West Virginia. Linda L. Sedwick's present principal occupation or employment is housewife.

     KIRBY J. CAMPBELL, is a citizen of the United States whose residence address is 257 Medical Center Road, Chicora, Pennsylvania 16025. Mr. Campbell's present principal occupation or employment is Executive Vice President, Chief Financial Officer, Treasurer and Director of Armstrong Utilities, Inc. and of a group of affiliated companies.

     WILLIAM C. STEWART AND GAY O. STEWART, husband and wife, are citizens of the United States whose residence address is 220 Havenhill Drive, Butler, Pennsylvania 16001. Mr. Stewart's present principal occupation or employment is Chief Operating Officer, Executive Vice President, Secretary and Director of Armstrong Utilities, Inc. and a group of affiliated cable television companies. Mrs. Stewart's present principal occupation or employment is housewife.

     DRU A. SEDWICK is a citizen of the United States whose residence is 112 Barton Drive, Butler, Pennsylvania 16001. His present principal occupation or employment is Senior Vice President and Director of Armstrong Utilities, Inc. and of a group of affiliated companies.

     JUD D. STEWART is a citizen of the United States whose residence address is 509 North McKean Street, Butler, Pennsylvania 16001. His present principal occupation or employment is Vice President/Marketing of Armstrong Utilities, Inc.

     SEDWICK FOUNDATION (the "Trust") was created by a Trust Agreement dated September 15, 1986. Jay L. Sedwick, William C. Stewart and Kirby J. Campbell, Trustees of the Trust, have voting and dispositive power over the shares of Common Stock owned by the Trust.

     None of the above persons (hereinafter referred to collectively as the "Reporting Persons") has during the last five years (i) been convicted in a criminal proceeding or (ii) been a party to a civil or administrative proceeding resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Since the filing of Amendment No. 9 to Schedule 13D relating to the Issuer, the source and amount of funds used in making the acquisitions of the Common Stock of the Issuer are as follows:

     Jud, Incorporated transferred all of its shares of Common Stock (261,040 shares) to Armstrong Holdings, Inc. in November, 1996 as part of Jud, Incorporated's winding up proceedings.

     Item 4. PURPOSE OF TRANSACTION. The purpose of the transaction reported in
Item 3 above was to transfer the shares prior to the dissolution and winding up of Jud, Incorporated. No other change.


     Item 5. INTEREST IN SECURITIES OF THE ISSUER.

     The aggregate number of shares and percentages of the outstanding Common Stock of the Issuer beneficially owned by each Reporting Person as of the date hereof is as follows:

     ARMSTRONG UTILITIES, INC. beneficially owns 935,740 shares or 6.22% of the Common Stock outstanding. While the President and directors of Armstrong Utilities, Inc. are listed below as sharing voting and dispositive power over such shares, it is considered that Armstrong Utilities, Inc. has sole voting and dispositive power over such shares since the power shared by its President, directors and sole shareholder is identical with, rather than in addition to, the power possessed by Armstrong Utilities, Inc.

     ARMSTRONG HOLDINGS, INC. beneficially owns 297,996 shares or 1.99% of the Common Stock outstanding. While the President and directors of Armstrong Holdings, Inc. are listed below as sharing voting and dispositive power over such shares, it is considered that Armstrong Holdings, Inc. has sole voting and dispositive power over such shares since the power shared by its President, directors and sole shareholder is identical with, rather than in addition to, the power possessed by Armstrong Holdings, Inc.

     JAY L. SEDWICK beneficially owns 2,122 shares of Common Stock over which he has sole voting and dispositive power. As a director, Chairman of the Board, President and Chief Executive Officer of Armstrong Utilities, Inc., and of Armstrong Holdings, Inc., Jay L. Sedwick shares voting and dispositive power over 935,740 and 297,996 (1,233,736 total) shares of Common Stock owned by Armstrong Utilities, Inc. and Armstrong Holdings, Inc., respectively. LINDA L. SEDWICK beneficially owns 25,640 shares of Common Stock over which she has sole voting and dispositive power. The 1,266,896 shares beneficially owned by Jay L. Sedwick and the 25,640 shares of Common Stock owned by Linda L. Sedwick represent 8.42% and 0.17%, respectively, of the Common Stock outstanding. Included in this number of shares is 30,638 shares of Common Stock held in the Sedwick Foundation over which Jay L. Sedwick, as a Trustee, has voting and dispositive power and 400 shares of Common Stock held in the Jud L. Sedwick Family Trust No. 2, over which Jay L. Sedwick, as a trustee, has voting and dispositive power.

     KIRBY J. CAMPBELL, as a director and officer of Armstrong Utilities, Inc. and Armstrong Holdings, Inc., shares voting and dispositive power over 935,740 and 297,996 (1,233,736 total) shares of Common Stock of Armstrong Utilities, Inc., and Armstrong Holdings, Inc., respectively. The 1,264,774 shares beneficially owned by Kirby
J. Campbell represents 8.41% of the Common Stock outstanding. Included in this number of shares is 30,638 shares of Common Stock held in the Sedwick Foundation over which Kirby J. Campbell, as a Trustee, has voting and dispositive power and 400 shares of Common Stock held in the Jud L. Sedwick Family Trust No. 2, over which Kirby J. Campbell, as a trustee, has voting and dispositive power.

     WILLIAM C. STEWART AND GAY O. STEWART share voting and dispositive power over 13,240 shares of Common Stock which they beneficially own as tenants by the entireties. William C. Stewart beneficially owns 4,400 shares of Common Stock over which he has sole voting and dispositive power, and as a director and Secretary, Executive Vice President, and Chief Operating Officer of Armstrong Utilities, Inc. and as a director and Secretary of Armstrong Holdings, Inc., William C. Stewart shares voting and dispositive power over 935,740 and 297,996 (1,233,736 total) shares of Common Stock of Armstrong Utilities, Inc. and Armstrong Holdings, Inc., respectively. The 1,282,014 shares beneficially owned by William C. Stewart and the 13,240 shares beneficially owned by Gay O. Stewart represent 8.52% and less than .1%, respectively, of the Common Stock outstanding. Included in this number of shares is 30,638 shares of Common Stock held in the Sedwick Foundation over which William C. Stewart, as a Trustee, has voting and dispositive power.

     JUD D. STEWART beneficially owns 200 shares of Common Stock over which he has sole voting and dispositive power. The 200 shares beneficially owned by Jud
D. Stewart represent less than 0.1% of the Common Stock outstanding.

     SEDWICK FOUNDATION (the "Trust") beneficially owns 30,638 shares of Common Stock over which Jay L. Sedwick, William C. Stewart and Kirby J. Campbell, as Trustees, have voting and dispositive power. These shares were gifted to the Trust by Jay L. Sedwick. The 30,638 shares beneficially owned by the Trust represent 0.2% of the Common Stock outstanding.

     No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock listed above except the Reporting Persons listed above as the beneficial owners of such shares.

     Jud, Incorporated transferred all of its shares of Common Stock (261,040 shares) to Armstrong Holdings, Inc. in November, 1996 as part of Jud, Incorporated's winding up proceedings.

     Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     No other change.

     Item 7. MATERIAL TO BE FILED AS EXHIBITS.

     The agreement of the Reporting Persons, who have previously reported holdings of the Common Stock, that this statement is filed on behalf of each of them is incorporated by reference under the caption "Signatures" on page 27 of Amendment No. 1 to Schedule 13D, on page 27 of Amendment No. 2 to Schedule 13D and on page 16 of Amendment No. 3 to Schedule 13D relating to the Issuer.

     The Schedule 13D of the Reporting Persons, in restated form incorporating the original Schedule 13D and all amendments thereto, including this Amendment No. 10, is filed herewith and attached hereto as EXHIBIT 7.1 to this Amendment No. 10 as required by Rule 101(a)(2)(ii) of Regulation S-T.

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct, that I have no reason to believe that the information herein concerning the other persons is inaccurate and that I agree that this statement is to be filed on behalf of each of the persons, including myself.

Date:  December 2, 1996           /S/JAY L. SEDWICK
                                  -----------------------------
                                  JAY L. SEDWICK, for himself, as Trustee of
                                  the Sedwick Foundation, and as
                                  Attorney-in-Fact and under Power of Attorney
                                  for Armstrong Utilities, Inc., Linda L.
                                  Sedwick, Kirby J.  Campbell, William C.
                                  Stewart, Gay O. Stewart and Jud D. Stewart

                                  ARMSTRONG HOLDINGS, INC.

                                  By: /S/JAY L. SEDWICK
                                     ---------------------------
                                  Title:  President

                                  JUD L. SEDWICK FAMILY TRUST NO. 2

                                  By: /S/JAY L. SEDWICK
                                     ---------------------------
                                  Title:  Trustee

                                  By: /S/KIRBY J. CAMPBELL
                                     ---------------------------
                                  Title:  Trustee

                                  EXHIBIT 7.1

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Restatement of Schedule 13D
                          and all Amendments thereto)

                         NORTH PITTSBURGH SYSTEMS, INC.
                         ------------------------------
                                (Name of Issuer)

                   COMMON STOCK, PAR VALUE $.15625 PER SHARE
                   -----------------------------------------
                         (Title of Class of Securities)

                                  661564-10-4
                                  -----------
                                 (CUSIP Number)

         Kirby J. Campbell, Vice President and Chief Financial Officer
                           Armstrong Utilities, Inc.

                              One Armstrong Place
                           Butler, Pennsylvania 16001
                                 (412) 283-0925
                                 --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                      NONE
                                      ----
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement.  [  ]

CUSIP No. 661564-10-4

1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons

         Armstrong Utilities, Inc.  25-1092834

2)       Check the Appropriate Box if a Member of a Group (See
         Instructions)

         (a)
         (b)        X

3)       SEC Use Only

4)       Source of Funds (See Instructions) WC

5)       Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)

6)       Citizenship or Place of Organization PENNSYLVANIA

Number of                   7)      Sole Voting Power 935,740
Shares
Beneficially                8)      Shared Voting Power
Owned by Each
Reporting                   9)      Sole Dispositive Power 935,740
Person With
                           10)      Shared Dispositive Power

11)      Aggregate Amount Beneficially Owned by Each Reporting
         Person   935,740

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)      Percent of Class Represented by Amount in Row (11) 6.22%

14)      Type of Reporting Person (See Instructions) CO

CUSIP No. 661564-10-4

1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons

         Armstrong Holdings, Inc.  25-1563080

2)       Check the Appropriate Box if a Member of a Group (See
         Instructions)

         (a)
         (b)        X

3)       SEC Use Only

4)       Source of Funds (See Instructions) WC

5)       Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)

6)       Citizenship or Place of Organization DELAWARE

Number of                   7)      Sole Voting Power 297,996
Shares
Beneficially                8)      Shared Voting Power
Owned by Each
Reporting                   9)      Sole Dispositive Power 297,996
Person With
                           10)      Shared Dispositive Power

11)      Aggregate Amount Beneficially Owned by Each Reporting
         Person   297,996

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)      Percent of Class Represented by Amount in Row (11) 1.98%

14)      Type of Reporting Person (See Instructions) CO

CUSIP No. 661564-10-4

1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons

         Jay L. Sedwick   ###-##-####

2)       Check the Appropriate Box if a Member of a Group (See
         Instructions)

         (a)
         (b)        X

3)       SEC Use Only

4)       Source of Funds (See Instructions) PF

5)       Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)

6)       Citizenship or Place of Organization USA

Number of                   7)      Sole Voting Power 2,122
Shares
Beneficially                8)      Shared Voting Power 1,264,774
Owned by Each
Reporting                   9)      Sole Dispositive Power 2,122
Person With
                           10)      Shared Dispositive Power 1,264,774

11)      Aggregate Amount Beneficially Owned by Each Reporting
         Person   1,266,896

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)      Percent of Class Represented by Amount in Row (11) 8.42%

14)      Type of Reporting Person (See Instructions) IN

CUSIP No. 661564-10-4

1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons

         Linda L. Sedwick   ###-##-####

2)       Check the Appropriate Box if a Member of a Group (See
         Instructions)

         (a)
         (b)        X

3)       SEC Use Only

4)       Source of Funds (See Instructions) PF

5)       Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)

6)       Citizenship or Place of Organization USA

Number of                   7)      Sole Voting Power 25,640
Shares
Beneficially                8)      Shared Voting Power
Owned by Each
Reporting                   9)      Sole Dispositive Power 25,640
Person With
                           10)      Shared Dispositive Power

11)      Aggregate Amount Beneficially Owned by Each Reporting
         Person   25,640

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)      Percent of Class Represented by Amount in Row (11) 0.17%

14)      Type of Reporting Person (See Instructions) IN

CUSIP No. 661564-10-4

1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons

         Kirby J. Campbell   ###-##-####

2)       Check the Appropriate Box if a Member of a Group (See
         Instructions)

         (a)
         (b)        X

3)       SEC Use Only

4)       Source of Funds (See Instructions) PF

5)       Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)

6)       Citizenship or Place of Organization USA

Number of                   7)      Sole Voting Power
Shares
Beneficially                8)      Shared Voting Power 1,264,774
Owned by Each
Reporting                   9)      Sole Dispositive Power
Person With
                           10)      Shared Dispositive Power 1,264,774

11)      Aggregate Amount Beneficially Owned by Each Reporting

         Person   1,264,774

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)      Percent of Class Represented by Amount in Row (11) 8.41%

14)      Type of Reporting Person (See Instructions)  IN

CUSIP No. 661564-10-4

1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons

         William C. Stewart   ###-##-####

2)       Check the Appropriate Box if a Member of a Group (See
         Instructions)

         (a)
         (b)        X

3)       SEC Use Only

4)       Source of Funds (See Instructions) PF

5)       Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)

6)       Citizenship or Place of Organization USA

Number of                  7)      Sole Voting Power 4,400
Shares
Beneficially               8)      Shared Voting Power 1,277,614
Owned by Each
Reporting                  9)      Sole Dispositive Power 4,400
Person With
                          10)      Shared Dispositive Power 1,277,614

11)      Aggregate Amount Beneficially Owned by Each Reporting
         Person   1,282,014

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)      Percent of Class Represented by Amount in Row (11) 8.49%

14)      Type of Reporting Person (See Instructions) IN

CUSIP No. 661564-10-4

1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons

         Gay O. Stewart   ###-##-####

2)       Check the Appropriate Box if a Member of a Group (See
         Instructions)

         (a)
         (b)        X

3)       SEC Use Only

4)       Source of Funds (See Instructions) PF

5)       Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)

6)       Citizenship or Place of Organization USA

Number of                   7)      Sole Voting Power
Shares
Beneficially                8)      Shared Voting Power 13,240
Owned by Each
Reporting                   9)      Sole Dispositive Power
Person With
                           10)      Shared Dispositive Power 13,240

11)      Aggregate Amount Beneficially Owned by Each Reporting
         Person   13,240

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)      Percent of Class Represented by Amount in Row (11) LESS THAN 0.1%

14)      Type of Reporting Person (See Instructions) IN

CUSIP No. 661564-10-4

1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons

         Jud D. Stewart   ###-##-####

2)       Check the Appropriate Box if a Member of a Group (See
         Instructions)

         (a)
         (b)        X

3)       SEC Use Only

4)       Source of Funds (See Instructions) PF

5)       Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)

6)       Citizenship or Place of Organization USA

Number of                   7)      Sole Voting Power 200
Shares
Beneficially                8)      Shared Voting Power
Owned by Each
Reporting                   9)      Sole Dispositive Power 200
Person With
                           10)      Shared Dispositive Power

11)      Aggregate Amount Beneficially Owned by Each Reporting
         Person   200

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)      Percent of Class Represented by Amount in Row (11) LESS
         THAN 0.1%

14)      Type of Reporting Person (See Instructions) IN

CUSIP No. 661564-10-4

1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons

         Sedwick Foundation   25-6284774

2)       Check the Appropriate Box if a Member of a Group (See
         Instructions)

         (a)
         (b)        X

3)       SEC Use Only

4)       Source of Funds (See Instructions) OO

5)       Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)

6)       Citizenship or Place of Organization PENNSYLVANIA

Number of                   7)      Sole Voting Power 30,638
Shares
Beneficially                8)      Shared Voting Power
Owned by Each
Reporting                   9)      Sole Dispositive Power 30,638
Person With
                           10)      Shared Dispositive Power

11)      Aggregate Amount Beneficially Owned by Each Reporting
         Person   30,638

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)      Percent of Class Represented by Amount in Row (11) 0.20%

14)      Type of Reporting Person (See Instructions) OO

                             INTRODUCTORY STATEMENT

     The purpose of filing this Restated Schedule 13D is to update and restate certain information set forth in the Schedule 13D originally filed by the Reporting Persons set forth in Item 2 hereof on March 23, 1981 and all previously filed Amendments thereto, including Amendment No. 10 to which this Restated Schedule 13D is attached as an exhibit.

     Item 1. SECURITY AND ISSUER.

     This statement relates to shares of common stock, par value $.15625 per share, of North Pittsburgh Systems, Inc. (the "Issuer"), Gibsonia, Pennsylvania 15044 (hereinafter referred to as the "Common Stock"). All of the information herein relating to the Issuer's Common Stock reflects the Issuer's two-for-one stock split in May, 1996.

     Item 2. IDENTITY AND BACKGROUND.

     ARMSTRONG UTILITIES, INC. is a Pennsylvania corporation. Its principal business is cable television. The address of its principal business is One Armstrong Place, Butler, Pennsylvania 16001. The executive officers and directors of Armstrong Utilities, Inc. are as follows:

     Jay L. Sedwick         -      Chairman of the Board,
                                   President, CEO and Director
     William C. Stewart     -      Secretary, Executive Vice
                                   President, COO and Director
     Kirby J. Campbell      -      Executive Vice President, CFO,
                                   Treasurer and Director
     Dru A. Sedwick         -      Senior Vice President and
                                   Director


Armstrong Holdings, Inc., a Delaware corporation, owns 100% of the issued and outstanding capital stock of Armstrong Utilities, Inc. Information concerning the identity and background of the executive officers and directors of Armstrong Utilities, Inc. is set forth below in this Item 2 under the names of such persons.

     JUD, INCORPORATED is a Pennsylvania corporation that, as of the date of filing hereof, is in the process of voluntarily winding up its business activities in order to be dissolved. Its principal business is providing management services. The address of its principal business and of its principal office is One Armstrong Place, Butler, Pennsylvania 16001. The executive officers and directors of Jud, Incorporated are as follows:

     Jay L. Sedwick           -      President, CEO and Director
     William C. Stewart       -      Secretary and Director
     Kirby J. Campbell        -      Executive Vice President, CFO,
                                     Treasurer and Director
     Dru A. Sedwick           -      Senior Vice President and
                                     Director


Armstrong Holdings, Inc., a Delaware corporation, owns 100% of the issued and outstanding capital stock of Jud, Incorporated. Information concerning the identity and background of the executive officers and directors of Jud, Incorporated is set forth below in this Item 2 under the names of such persons.

     ARMSTRONG HOLDINGS, INC. is a Delaware corporation. Its principal business is acting as a holding company. The address of its executive offices is One Armstrong Place, Butler, Pennsylvania 16001. The executive officers and directors of Armstrong Holdings, Inc. are as follows:

     Jay L. Sedwick            -      Chairman, President, CEO and
                                      Director
     William C. Stewart        -      Secretary and Director
     Kirby J. Campbell         -      Executive Vice President,
                                      Treasurer and Director
     Dru A. Sedwick            -      Senior Vice President and
                                      Director


Information concerning the identity and background of the executive officers and directors of Armstrong Holdings, Inc. is set forth below in this Item 2 under the names of such persons.

     JAY L. SEDWICK AND LINDA L. SEDWICK, husband and wife, are citizens of the United States whose residence address is 443 Belmont Road, Butler, Pennsylvania 16001. Jay L. Sedwick's present principal occupation or employment is Chairman of the Board, President, Executive Chief Executive Officer and Director of Armstrong Utilities, Inc., Butler, Pennsylvania, the principal business of which is providing cable television services to locations in Maryland, Ohio, Pennsylvania and West Virginia. Linda L. Sedwick's present principal occupation or employment is housewife.

     KIRBY J. CAMPBELL, is a citizen of the United States whose residence address is 257 Medical Center Road, Chicora, Pennsylvania 16025. Mr. Campbell's present principal occupation or employment is Executive Vice President, Chief Financial Officer, Treasurer and Director of Armstrong Utilities, Inc. and of a group of affiliated companies.

     WILLIAM C. STEWART AND GAY O. STEWART, husband and wife, are citizens of the United States whose residence address is 220 Havenhill Drive, Butler, Pennsylvania 16001. Mr. Stewart's present principal occupation or employment is Chief Operating Officer, Executive Vice President, Secretary and Director of Armstrong Utilities, Inc. and a group of affiliated cable television companies. Mrs. Stewart's present principal occupation or employment is housewife.

     DRU A. SEDWICK is a citizen of the United States whose residence is 112 Barton Drive, Butler, Pennsylvania 16001. His present principal occupation or employment is Senior Vice President and Director of Armstrong Utilities, Inc. and of a group of affiliated companies.

     JUD D. STEWART is a citizen of the United States whose residence address is 509 North McKean Street, Butler, Pennsylvania 16001. His present principal occupation or employment is Vice President/Marketing of Armstrong Utilities, Inc.

     SEDWICK FOUNDATION (the "Trust") was created by a Trust Agreement dated September 15, 1986. Jay L. Sedwick, William C. Stewart and Kirby J. Campbell, Trustees of the Trust, have voting and dispositive power over the shares of Common Stock owned by the Trust.

     None of the above persons (hereinafter referred to collectively as the "Reporting Persons") has during the last five years (i) been convicted in a criminal proceeding or (ii) been a party to a civil or administrative proceeding resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Since the filing of Amendment No. 9 to Schedule 13D relating to the Issuer, the source and amount of funds used in making the acquisitions of the Common Stock of the Issuer are as follows:

     Jud, Incorporated transferred all of its shares of Common Stock (261,040 shares) to Armstrong Holdings, Inc. in November, 1996 as part of Jud, Incorporated's winding up proceedings.

     Item 4. PURPOSE OF TRANSACTION.

     The shares of Common Stock beneficially owned by the Reporting Persons have been acquired for investment. Each Reporting Person may periodically review his, her or its investment in the Issuer and may at any time determine to increase or decrease the amount of such investment. A determination by a Reporting Person to acquire additional securities of the Issuer or to dispose of securities of the Issuer may be influenced by various factors including, but not limited to, the price of such securities and the terms and conditions for their purchase or sale.

     Jay L. Sedwick has been a member of the Board of Directors of the Issuer since May 21, 1982.

     None of the Reporting Persons has at the present time any plans or proposals which relate to or would result in:

          (1) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (2) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (3) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

          (4) Any material change in the present capitalization or dividend policy of the Issuer;

          (5) Any other material change in the Issuer's business or corporate structure;

          (6) Changes in the Issuer's articles of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (7) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (8) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (9) Any action similar to any of those enumerated above.

          Item 5. INTEREST IN SECURITIES OF THE ISSUER.

          The aggregate number of shares and percentages of the outstanding Common Stock of the Issuer beneficially owned by each Reporting Person as of the date hereof is as follows:

          ARMSTRONG UTILITIES, INC. beneficially owns 935,740 shares or 6.22% of the Common Stock outstanding. While the President and directors of Armstrong Utilities, Inc. are listed below as sharing voting and dispositive power over such shares, it is considered that Armstrong Utilities, Inc. has sole voting and dispositive power over such shares since the power shared by its President, directors and sole shareholder is identical with, rather than in addition to, the power possessed by Armstrong Utilities, Inc.

          ARMSTRONG HOLDINGS, INC. beneficially owns 297,996 shares or 1.99% of the Common Stock outstanding. While the President and directors of Armstrong Holdings, Inc. are listed below as sharing voting and dispositive power over such shares, it is considered that Armstrong Holdings, Inc. has sole voting and dispositive power over such shares since the power shared by its President, directors and sole shareholder is identical with, rather than in addition to, the power possessed by Armstrong Holdings, Inc.

          JAY L. SEDWICK beneficially owns 2,122 shares of Common Stock over which he has sole voting and dispositive power. As a director, Chairman of the Board, President and Chief Executive Officer of Armstrong Utilities, Inc., and of Armstrong Holdings, Inc., Jay L. Sedwick shares voting and dispositive power over 935,740 and 297,996 (1,233,736 total) shares of Common Stock owned by Armstrong Utilities, Inc. and Armstrong Holdings, Inc., respectively. LINDA L. SEDWICK beneficially owns 25,640 shares of Common Stock over which she has sole voting and dispositive power. The 1,266,896 shares beneficially owned by Jay L. Sedwick and the 25,640 shares of Common Stock owned by Linda L. Sedwick represent 8.42% and 0.17%, respectively, of the Common Stock outstanding. Included in this number of shares is 30,638 shares of Common Stock held in the Sedwick Foundation over which Jay L. Sedwick, as a Trustee, has voting and dispositive power and 400 shares of Common Stock held in the Jud L. Sedwick Family Trust No. 2, over which Jay L. Sedwick, as a trustee, has voting and dispositive power.

          KIRBY J. CAMPBELL, as a director and officer of Armstrong Utilities, Inc. and Armstrong Holdings, Inc., shares voting and dispositive power over 935,740 and 297,996 (1,233,736 total) shares of Common Stock of Armstrong Utilities, Inc., and Armstrong Holdings, Inc., respectively. The 1,264,774 shares beneficially owned by Kirby J. Campbell represents 8.41% of the Common Stock outstanding. Included in this number of shares is 30,638 shares of Common Stock held in the Sedwick Foundation over which Kirby J. Campbell, as a Trustee, has voting and dispositive power and 400 shares of Common Stock held in the Jud L. Sedwick Family Trust No. 2, over which Kirby J. Campbell, as a trustee, has voting and dispositive power.

          WILLIAM C. STEWART AND GAY O. STEWART share voting and dispositive power over 13,240 shares of Common Stock which they beneficially own as tenants by the entireties. William C. Stewart beneficially owns 4,400 shares of Common Stock over which he has sole voting and dispositive power, and as a director and Secretary, Executive Vice President, and Chief Operating Officer of Armstrong Utilities, Inc. and as a director and Secretary of Armstrong Holdings, Inc., William C. Stewart shares voting and dispositive power over 935,740 and 297,996 (1,233,736 total) shares of Common Stock of Armstrong Utilities, Inc. and Armstrong Holdings, Inc., respectively. The 1,282,014 shares beneficially owned by William C. Stewart and the 13,240 shares beneficially owned by Gay O. Stewart represent 8.52% and less than .1%, respectively, of the Common Stock outstanding. Included in this number of shares is 30,638 shares of Common Stock held in the Sedwick Foundation over which William C. Stewart, as a Trustee, has voting and dispositive power.

          JUD D. STEWART beneficially owns 200 shares of Common Stock over which he has sole voting and dispositive power. The 200 shares beneficially owned by Jud D. Stewart represent less than 0.1% of the Common Stock outstanding.

          SEDWICK FOUNDATION (the "Trust") beneficially owns 30,638 shares of Common Stock over which Jay L. Sedwick, William C. Stewart and Kirby J. Campbell, as Trustees, have voting and dispositive power. These shares were gifted to the Trust by Jay L. Sedwick. The 30,638 shares beneficially owned by the Trust represent 0.2% of the Common Stock outstanding.

          No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock listed above except the Reporting Persons listed above as the beneficial owners of such shares.

          Jud, Incorporated transferred all of its shares of Common Stock (261,040 shares) to Armstrong Holdings, Inc. in November, 1996 as part of Jud, Incorporated's winding up proceedings.

          Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          The Reporting Persons, including Armstrong Utilities, Inc. ("Armstrong"), filed a Schedule 13D on March 23, 1981, and nine amendments thereto at later dates, with the Securities and Exchange Commission. The
Schedule 13D filing identifies certain entities and individuals as members of a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934.

          Due to the nature of the relationships among the Reporting Persons it is inevitable that there may be some communication among the Reporting Persons with respect to their respective shares of Common Stock. It is also possible due to such relationships that at some future time two or more Reporting Persons may determine to act in concert with respect to their shares of Common Stock in pursuit of a common purpose. However, there is not at present, nor does any Reporting Person presently contemplate, any contract, arrangement or understanding between or among any two or more Reporting Persons or any Reporting Person and any other person to act in concert with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and no securities of the Issuer beneficially owned by any Reporting Person are pledged or otherwise subject to a contingency the occurrence of which would otherwise subject to a contingency the occurrence of which would give another person voting or investment power over such securities. For the reasons stated in the preceding sentence, each Reporting Person disclaims any voting power, investment power or beneficial ownership over any shares of Common Stock beneficially owned by any other Reporting Person except as otherwise stated in Item 5, and each Reporting Person disclaims membership in any "group", as such term is defined in Rule 13d-5, with respect to any securities of the Issuer.

          Item 7. MATERIAL TO BE FILED AS EXHIBITS.

          The agreement of the Reporting Persons, who have previously reported holdings of the Common Stock, that this statement is filed on behalf of each of them is incorporated by reference under the caption "Signatures" on page 27 of Amendment No. 1 to Schedule 13D, on page 27 of Amendment No. 2 to Schedule 13D and on page 16 of Amendment No. 3 to Schedule 13D relating to the Issuer.

          This Restated Schedule 13D is being filed as Exhibit 7.1 to Amendment No. 10 to Schedule 13D.

                                        SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct, that I have no reason to believe that the information herein concerning the other persons is inaccurate and that I agree that this statement is to be filed on behalf of each of the persons, including myself.

Date:  December 2, 1996          /S/JAY L. SEDWICK
                                 --------------------------
                                 JAY L. SEDWICK, for himself, as Trustee of the
                                 Sedwick Foundation, and as Attorney-in-Fact
                                 and under Power of Attorney for Armstrong
                                 Utilities, Inc., Linda L. Sedwick, Kirby J.
                                 Campbell, William C. Stewart, Gay O. Stewart
                                 and Jud D. Stewart

                                 ARMSTRONG HOLDINGS, INC.

                                 By: /S/JAY L. SEDWICK
                                     -------------------------------
                                 Title:  President

                                 JUD L. SEDWICK FAMILY TRUST NO. 2

                                 By: /S/JAY L. SEDWICK
                                     -------------------------------
                                 Title:  Trustee

                                 By: /S/KIRBY J. CAMPBELL
                                     -------------------------------
                                 Title:  Trustee